January 10, 2005

Mail Stop 0409

Paul O. Bower
President and Chief Executive Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Suite 300
Memphis, Tennessee 38117

Re:	Education Realty Trust, Inc.
	Amendment No. 3 to Form S-11
	Filed on January 3, 2004
      Registration No. 333-119264

Dear Mr. Bower:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-11 filed on January 3, 2005.

General

1. In connection with your new disclosure added in response to prior comment 1, please revise to include the projected payout ratio rather than a statement indicating that the payout will exceed 100% of the cash available for distribution.

2. We note your response to prior comment 2 stating that you intend to fund distributions that exceed funds available out of working capital generated by this offering. Please revise your disclosure throughout to clarify that any cash shortfall will be funded by net proceeds generated from this offering, not existing working capital, which will constitute an immediate return of capital to investors.

Prospectus Cover Page

3. In response to prior comment 5, we note the additional disclosure.
Revise to disclose the aggregate dollar value of these fees or the amount to be paid to each investment bank.

Summary

Risk Factors, page 4

4. We have reviewed your revisions in response to prior comment 5. Please briefly discuss the inherent conflicts of interest faced by certain of the underwriters in the summary risk factors section.

Third-party management services, page 7

5. Please disclose, in the lead-in paragraph to the table, the portion of your aggregate revenues from management services and development consulting services.

Distribution Policy, page 42

6. We note your disclosure that you have been "awarded" certain development consulting service engagements but that these engagements have not been formalized by a written contract. This does not appear to be consistent with your disclosure on page 105 where you state that these engagements are subject to a competitive bidding process and are not awarded until a written agreement has been signed by the institution. Please revise this section to be consistent with your disclosure in the "Business" section and revise the "Business" section to better explain the likelihood that you will enter into these agreements.

7. Please revise your distribution disclosure to clarify that following your initial distribution, you will not have access to offering proceeds to make distributions and may have to rely on your credit facility. Based on the limitations imposed on your use of the credit, you may have to reduce your distributions.

Executive Compensation, page 117

8. In connection with your response to prior comment 19, please revise to include disclosure in the table rather than by footnote disclosure.


*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joshua S. Forgione (202) 824-5464 or Donna
Di
Silvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or the undersigned at (202) 942-1971 with any other questions.


Sincerely,



Owen J. Pinkerton
Senior Counsel



cc:	Rosemarie A. Thurston, Esq. (via facsimile)
      John A. Earles, Esq.
	Morris, Manning & Martin LLP
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Education Realty Trust, Inc.
January 10, 2005
Page 1